

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
Mr. Thomas S. Gifford
Chief Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, SC 29566

   RE: **Integrated Environmental Technologies, Ltd.**
      Form 10-K/A for the Year ended December 31, 2010
      Filed August 26, 2011
      Form 10-Q for the Quarter ended June 30, 2011
      Filed August 22, 2011
      File No. 0-26309

Dear Mr. Gifford:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ John Cash, for

          Rufus Decker
          Accounting Branch Chief